Exhibit 23.6

[Letterhead of Aircraft Information Services, Inc.]

We refer to the Prospectus Supplement dated June 19, 2007 of United Air Lines, Inc. related to the offer and sale of $693,657,000 aggregate face amount of Pass Through Trust Certificates, Series 2007-1 (the “Prospectus”). We hereby consent to the inclusion of our report dated June 6, 2007 in the Prospectus and to the reference to our firm’s names in the Prospectus under the captions: “Summary – Equipment Notes and the Aircraft”, “Description of the Aircraft and the Appraisals – the Appraisals” and “Experts.” We also consent to such use, summary and references in the Final Prospectus Supplement relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: June 19, 2007	Aircraft Information Services, Inc.

	By:	/s/ John McNicol
	Name:	John McNicol
	Title:	President